Exhibit 23.3

CONSENT

The undersigned hereby consents to being named as a director nominee of American Telecom Services Inc. (“ATS”) in ATS’ registration statement on Form S-1 relating to its initial public offering of equity securities, to commence service as a director of ATS upon the closing of such offering.

October 21, 2005

/s/ Elliot J. Kerbis
Elliot J. Kerbis